BBVA Compass Bancshares, Inc.
2200 Post Oak Blvd.
Houston, Texas 77056

November 13, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BBVA Compass Bancshares, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, which was filed with the U.S. Securities and Exchange Commission on November 13, 2014.

Respectfully submitted,

BBVA Compass Bancshares, Inc.
By:	/s/ Kirk P. Pressley
Name: Kirk P. Pressley
Title: Executive Vice President and Controller